Final Term Sheet

October 21, 2019

Filed Pursuant to Rule 433

Registration Nos. 333-223555-01

and 333-223555

CARNIVAL PLC

FINAL TERM SHEET

Dated: October 21, 2019

1.000% Senior Notes due 2029

Issuer:	Carnival plc (the “Company”)

Guarantor:	Carnival Corporation

Security:	1.000% Senior Notes due 2029

Expected Ratings*:	A3 (stable)/A- (negative) (Moody’s/S&P)

Size:	€600,000,000

Format:	SEC-registered

Maturity Date:	October 28, 2029

Coupon:	1.000% per year, accruing from October 28, 2019

Coupon Payment Dates:	October 28, commencing on October 28, 2020, and every year thereafter up to and including the maturity date

Mid-Swaps:	0.065%

Spread to Mid-Swaps:	+98 basis points

Re-offer Yield to Maturity (annual):	1.045%

Benchmark Government Security:	0.000% DBR due August 15, 2029

Benchmark Government Security Price and Yield:	103.480%; -0.348%

Spread to Benchmark Government Security:	139.3 basis points

Day Count Convention:	Act/Act (ICMA)

Optional Redemption:	Prior to July 28, 2029, as a whole at any time or in part from time to time, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments, as defined in the Company’s prospectus supplement dated October 21, 2019 (the “Prospectus Supplement”), discounted to the redemption date, on an annual basis, at the Comparable Government Bond Rate, as defined in the Prospectus Supplement, plus 25 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption. On or after July 28, 2029, as a whole at any time or in part from time to time, at the Company’s option, at a redemption price equal to 100% of the principal amount of the Securities to be redeemed, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

Payment of Additional Amounts:	Yes, as provided in the Prospectus Supplement

Redemption for Tax Reasons:	Yes, as provided in the Prospectus Supplement.

Change of Control Provisions:	If a Change of Control, as defined in the Prospectus Supplement, occurs that is accompanied by a Rating Downgrade, as defined in the Prospectus Supplement with respect to the Securities, and the rating of the Securities is not subsequently upgraded within the Change of Control Period, as defined in the Prospectus Supplement, the Company will be required to make an offer to purchase the Securities at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

Listing:	The Company intends to apply to list the Securities on the New York Stock Exchange.

Price to Public:	99.575%

Denominations:	Minimum of €100,000 and integral multiples of €1,000 in excess of €100,000

Trade Date:	October 21, 2019

Settlement Date; Settlement and Trading:	October 28, 2019 (T+5), through the facilities of Euroclear Bank SA/NV, as operator of the Euroclear System, and Clearstream Banking S.A.

ISIN / Common Code:	XS2066744231 / 206674423

Joint Book-Running Managers:	BNP Paribas Citigroup Global Markets Limited Goldman Sachs & Co. LLC Merrill Lynch International NatWest Markets Plc Barclays Bank PLC Mizuho International plc

Co-Managers:

Australia and New Zealand Banking Group Limited

Banco Santander, S.A.

Bank of China Limited, London Branch

Deutsche Bank AG, London Branch

DZ Financial Markets LLC

HSBC Securities (USA) Inc.

Lloyds Bank Corporate Markets plc

PNC Capital Markets LLC

The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

MiFID II professionals/ECPs-only / No PRIIPs KID — Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, Carnival Corp., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas toll-free at 1-800-854-5674, Citigroup Global Markets Limited toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Merrill Lynch International toll-free at 1-800-294-1322 and NatWest Markets Plc toll-free at 44-(0)-20 -7085-5862.

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